Media release

Rio Tinto to purchase $1.359 billion debt under Any and All Offer

28 April 2016

Under Rio Tinto’s plan to reduce gross debt through the early repayment of some near term maturing debt, Rio Tinto Finance (USA) plc has accepted for purchase a total of $1.359 billion in debt pursuant to its Any and All Offer, which commenced on 21 April 2016 and expired on 27 April 2016.

$339 million in aggregate principal amount of its 2.000 per cent Notes due 2017 will be purchased at a price of $1,006.91 per $1,000 principal amount of notes. $1.020 billion in aggregate principal amount of its 1.625 per cent Notes due 2017 will be purchased at a price of $1,005.85 per $1,000 principal amount of notes. The above amounts exclude $2 million of Any and All Securities that remain subject to the guaranteed delivery procedures described in the Offer to Purchase. The Any and All Securities purchased will be retired and cancelled and no longer remain outstanding.

The settlement date for the Any and All Offer will be 29 April 2016 (or 3 May 2016 in the case of Any and All Securities delivered pursuant to the guaranteed delivery procedures).

Capitalized terms in this announcement have the same meaning as assigned to them in the Offer to Purchase dated 21 April 2016.

The Lead Dealer Managers for the Any and All Offer are Merrill Lynch, Pierce, Fenner & Smith Incorporated and RBC Capital Markets, LLC. The Co-Dealer Managers are BMO Capital Markets Corp., CIBC World Markets Corp., nabSecurities, LLC and TD Securities (USA) LLC.

Questions regarding the Any and All Offer may be directed to:

Merrill Lynch, Pierce, Fenner & Smith Incorporated US Toll Free: 1 (888) 292-0070 US Collect: 1 (980) 387-3907 London: +44-20-7996-1103	RBC Capital Markets, LLC US Toll Free: 1 (877) 381-2099 US Collect: 1 (212) 618-7822 London: +44-20-7029-7063

Copies of the Offer to Purchase and the Notice of Guaranteed Delivery may be obtained from the Depositary and Information Agent, Global Bondholder Services Corporation at +1 (866) 470 3800 (toll-free) or +1 (212) 430 3774 (collect) or in writing at 65 Broadway, Suite 404, New York, New York 10006.

Contacts

media.enquiries@riotinto.com

www.riotinto.com

Follow @RioTinto on Twitter

Media Relations, EMEA/Americas	Media Relations, Australia/Asia
Illtud Harri	Ben Mitchell
T +44 20 7781 1152	T +61 3 9283 3620
M +44 7920 503 600	M +61 419 850 212

David Outhwaite	Bruce Tobin
T +44 20 7781 1623	T +61 3 9283 3612
M +44 7787 597 493	M +61 419 103 454

David Luff	Matthew Klar
T + 44 20 7781 1177	T +61 7 3625 4244
M + 44 7780 226 422	M +61 457 525 578

Investor Relations, EMEA/Americas	Investor Relations, Australia/Asia
John Smelt	Natalie Worley
T +44 20 7781 1654	T +61 3 9283 3063
M +44 7879 642 675	M +61 409 210 462

David Ovington	Rachel Storrs
T +44 20 7781 2051	T +61 3 9283 3628
M +44 7920 010 978	M +61 417 401 018

Grant Donald
T +44 20 7781 1262
M +44 7920 587 805

Rio Tinto plc 6 St James’s Square London SW1Y 4AD United Kingdom T +44 20 7781 2000 Registered in England No. 719885	Rio Tinto Limited 120 Collins Street Melbourne 3000 Australia T +61 3 9283 3333 Registered in Australia ABN 96 004 458 404

NOTICE AND DISCLAIMER

This announcement must be read in conjunction with the Offer to Purchase. The distribution of this announcement and the Offer to Purchase in certain jurisdictions may be restricted by law. Persons into whose possession this announcement or the Offer to Purchase comes are required by each of Rio Tinto Finance (USA) plc, the Guarantors, the Dealer Managers, the Depositary and Information Agent to inform themselves about and to observe any such restrictions.